Time Sensitive Materials

Depositary's Notice of Shareholders' Meeting of Petroleum Geo-Services ASA

ADSs:	American Depositary Shares evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	716597109.
ADS Record Date:	September 16, 2002.
Meeting Specifics:	Extraordinary General Meeting - September 27, 2002 at 10:00 A.M. (Norwegian time) at the PGS-House, Strandveien 4, 1366 Lysaker, Norway.
Meeting Agenda:	Please refer to the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on September 24, 2002.
Deposited Securities:	Ordinary shares, nominal value NOK 5 per share, of Petroleum Geo-Services ASA, a company organized and existing under the laws of the Kingdom of Norway (the "Company").
ADS Ratio:	1 ordinary share to 1 ADS.
Depositary:	Citibank, N.A.
Custodians of Deposited Securities:	Den norske Bank, Oslo. Nordea Bank Norge ASA, Oslo.
Deposit Agreement:	Deposit Agreement, dated as of May 25, 1993, as amended by the First Amendment to Deposit Agreement, dated as of April 24, 1997, by and among the Company, the Depositary, and all of the Holders of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to **10:00 A.M.** (New York City time) on **Tuesday, September 24, 2002.**

To be eligible to attend the Meeting in person or by proxy, your Request for Admission must be received by the Depositary prior to **10:00 A.M. (**New York City Time) on **Tuesday, September 24, 2002.**

The Company has announced that an Extraordinary General Meeting of Shareholders (the "Meeting") will be held at the date, time, and location identified above. **Copies of the Calling Notice of Extraordinary General Meeting from the Company, which includes the agenda for the Meeting is enclosed.***

Voting through the Depositary.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete, and return the enclosed Voting Instructions to the Depositary, prior to the ADS Voting Instructions Deadline, in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the voting instructions contained therein.

Attendance in Person or by Proxy.

Beneficial owners of ADSs who intend to attend the Meeting in person must sign, complete, and return both the enclosed Admission Request and the enclosed Confirmation of Beneficial Ownership to the Depositary, prior to the ADS Voting Instructions Deadline, in the enclosed pre-addressed envelope. Upon timely receipt of a signed and completed Admission Request and Confirmation of Beneficial Ownership, the Depositary shall, as promptly as practicable: (i) notify the Company of a beneficial owner's intention to attend the Meeting in person or by proxy authorizing a person other than the Depositary or the Custodian to exercise such owner's voting rights; and (ii) cause a confirmation of the beneficial owner's beneficial ownership of the ADSs specified to be delivered to the Company and to such beneficial owner at the address specified by such beneficial owner. *Beneficial owners who wish to attend the Meeting in person will be required to present the Depositary's confirmation of beneficial ownership for such person at the Meeting.*

Matters to be Considered at Extraordinary General Meeting

As set forth in the Calling Notice, the items to be considered at the Meeting are (1) approval of the election of one person to countersign the minutes, (2) approval of the election of a new Board of Directors and (3) approval of a motion to authorize the Company's Board of Directors to increase the share capital. With respect to proposal (2), as permitted under Norwegian law, nominees for election as director have not been proposed in the Calling Notice. **Accordingly, Holders of ADSs will not be permitted to provide Voting Instructions to the Depositary with respect to such proposal, and may only provide Voting Instructions with respect to proposals (1) and (3). If a Holder or beneficial owner of ADSs wishes to vote on proposal (2), such Holder or owner or a person acting on behalf of such Holder or owner must attend the Meeting and vote in person or by proxy, as described above.**

_____
* As set forth in Section 4.08 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Kingdom of Norway and the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

Voting as Shareholder.

Please note that Holders of ADSs and beneficial owners of ADSs who wish to exercise their voting rights directly as shareholders, rather than as ADS Holders or beneficial owners through the services of the Depositary will be entitled to do so, subject to the requirements of Norwegian law and the Company's Articles of Association, upon surrender at or prior to the close of business on Monday, September 23, 2002 to the Depositary of ADSs for cancellation and re-registeration of Deposited Securities in the name of the Holder of ADSs or beneficial owner so surrendering the ADSs.

Please note that the Company has informed the Depositary that Norwegian law provides that any person, entity, or group acting in concert that acquires or disposes of ADSs or Deposited Securities resulting in its beneficial ownership, directly or indirectly, exceeding or falling below in the aggregate the thresholds of 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 or such other percentage as may be required to be disclosed from time to time under any law, regulation, or practice of Norway, of the share capital or voting rights of the Company, shall promptly send to the Company by registered or certified mail such information, as is required by Section 3.04 of the Deposit Agreement.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and beneficial owners of ADSs, the Company, and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions, Admissions Requests and Confirmations of Beneficial Ownership may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

ADMISSION REQUEST

Beneficial owners of American Depositary Shares representing ordinary shares of Petroleum Geo-Services ASA (the "Company") who wish to exercise the rights incident to such ADSs in person or by proxy at the Extraordinary General Meeting of the Company's Shareholders should sign and deliver this Admission Request to Citibank, N.A. - Depositary Receipts, P.O. Box 8527, Edison, New Jersey 08818-9395, not later than 10:00 A.M. New York City time on September 24, 2002.

To Citibank, N.A., as depositary (the "Depositary")
of American Depositary Receipts
("ADRs"), evidencing American
Depositary Shares ("ADSs"),
representing ordinary shares of the Company.

The undersigned, as the beneficial owner (or acting on behalf of the beneficial owner) of the ADSs identified below the undersigned's name and signature, hereby:

(i)   instructs Citibank, N.A. to make known to the Company that the beneficial owner of the ADSs identified below wishes to attend the Extraordinary General Meeting of Shareholders of the Company (the "Meeting") to be held at 10:00 A.M. (Norwegian time) on September 27, 2002, in Lysaker, Norway;

(ii)   acknowledges receipt of the Depositary's Notice of Shareholder Meeting, together with the Company's Calling Notice of Extraordinary General Meeting which includes the agenda for such Meeting; and

(iii)   agrees to indemnify and hold harmless the Depositary and the Company for any liability it or they may incur as a result of the actions undertaken, certifications and agreements made, and instructions given by the undersigned.

Please sign your name to this Admission Request. When signing in a fiduciary or representative capacity, please give full title as such. Where there is more than one owner, each should sign.

Admission Requests executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

_____
[Signature of Holder]

Name of Beneficial Owner: _____

Number of ADSs: _____

Certificate Numbers: _____

Date: _____

Telephone Number: _____

Taxpayer ID Number: _____

THIS ADMISSION REQUEST MUST BE DELIVERED PRIOR TO 10:00 A.M., NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 24, 2002 TO CITIBANK, N.A. - DEPOSITARY RECEIPTS, P.O. BOX 8527, EDISON, NEW JERSEY 08818-9395, U.S.A.

CONFIRMATION OF BENEFICIAL OWNERSHIP
(TO BE COMPLETED BY BENEFICIAL OWNERS
ATTENDING THE MEETING IN PERSON)

In accordance with Section 4.08 of the Deposit Agreement, dated as of May 25, 1993, as amended by the First Amendment to the Deposit Agreement, dated as of April 24, 1997, by and among Petroleum Geo-Services ASA (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all of the Holders of American Depositary Receipts issued thereunder, and in connection with the Extraordinary General Meeting of Shareholders of the Company to be held on September 27, 2002, the undersigned hereby confirms that: (i) he/she is the beneficial owner of, or the registered holder with full authority to act on behalf of the beneficial owner of, the American Depositary Shares ("ADSs") representing ordinary shares of the Company, nominal value NOK 5 each, set out opposite his/her name and address below; and (ii) if the undersigned is a registered holder acting on behalf of a person who is a beneficial owner of ADSs, each such person who is the beneficial owner of such ADSs.

Dated:_____   By: _____
                                         Name:

Name of Beneficial Owner	**Address**	**Number of ADSs**

THIS CONFIRMATION OF BENEFICIAL OWNERSHIP MUST BE DELIVERED PRIOR TO 10:00 A.M., NEW YORK CITY TIME ON, TUESDAY, SEPTEMBER 24, 2002 TO CITIBANK, N.A. - DEPOSITARY RECEIPTS, P.O. BOX 8527, EDISON, NEW JERSEY 08818-9395, U.S.A.

 **X** **Please mark
your vote as in
this example**

0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below relating to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN
1			
2	N/A	N/A	N/A
3			

SIGNATURE(S) _____   Date _____

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1.   Approval of the election of one person to countersign the minutes, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.

2.   Approval of the election of new Board of Directors, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.*

3.   Approval of the motion to authorize the Company's Board of Directors to increase the share capital, as set forth in the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.

* As permitted under Norwegian law, nominees for election as director have not been proposed in the Calling Notice. Accordingly, Holders of ADSs will not be permitted to provide Voting Instructions to the Depositary with respect to this proposal, and may only provide Voting Instructions with respect to proposals (1) and (3). If a Holder or beneficial owner of ADSs wishes to vote on proposal (2), such Holder or owner or a person acting on behalf of such Holder or owner must attend the Meeting and vote in person or by proxy, as described in the Depositary's Notice.

G:\Petroleum Geo-Services\egm02.not

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on Tuesday, September 24, 2002 for action to be taken.

2002 VOTING INSTRUCTIONS   AMERICAN DEPOSITARY SHARES

Petroleum Geo-Services ASA (the "Company")

CUSIP No.:	716597109.
ADS Record Date:	September 16, 2002.
Meeting Specifics:	Extraordinary General Meeting - September 27, 2002, at 10:00 A.M. (Norwegian time) at the PGS-House, Strandveien 4, 1366 Lysaker, Norway.
Meeting Agenda:	Please refer to the Company's Calling Notice of Extraordinary General Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of May 25, 1993, as amended by the First Amendment to Deposit Agreement, dated as of April 24, 1997.
Deposited Securities:	Ordinary shares, nominal value NOK 5 per share, of the Company.
Custodians:	Den norske Bank, Oslo
	Nordea Bank Norge ASA, Oslo.

The undersigned Holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or post-ponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that the Company has informed the Depositary that Norwegian law provides that any person, entity, or group acting in concert that acquires or disposes of ADSs or Deposited Securities resulting in its beneficial ownership, directly or indirectly, exceeding or falling below in the aggregate the thresholds of 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 or such other percentage as may be required to be disclosed from time to time under any law, regulation, or practice of Norway, of the share capital or voting rights of the Company, shall promptly send to the Company by registered or certified mail such information, as is required by Section 3.04 of the Deposit Agreement.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE

CALLING NOTICE

OF

EXTRAORDINARY GENERAL MEETING

Notice is hereby given of an Extraordinary General Meeting of Petroleum Geo-Services ASA at the PGS-House, Strandveien 4, 1366 Lysaker, Norway to be held on

Friday, September 27, 2002, at 10:00 o'clock Norwegian time.

The Board of Directors of Petroleum Geo-Services ASA has decided to convene an Extraordinary General Meeting as requested by Jens Ulltveit-Moe on behalf of Umoe Invest AS (the "Shareholder"), that holds more than one twentieth of the shares of Petroleum Geo-Services ASA, to determine following:

> **The Extraordinary General Meeting will be opened by the Chairman of the Board of Directors and according to the Articles of Association § 9 the Chairman shall also chair the Extraordinary General Meeting.**

ITEM 1   ELECTION OF ONE PERSON TO COUNTERSIGN THE MINUTES

It is proposed that one person be elected among those present at the Extraordinary General Meeting to countersign the Minutes.

ITEM 2   ELECTION OF NEW BOARD OF DIRECTORS

As requested by the Shareholder, it is proposed that a new Board of Directors be elected. The number of Directors constituting the Board may be changed.

ITEM 3   MOTION TO AUTHORIZE THE COMPANY'S BOARD OF DIRECTORS TO INCREASE THE SHARE CAPITAL

The Shareholder has requested that the Board of Directors propose that the Board be given the authority to increase the Company's share capital. Subsequent to the Company's Annual General Meeting and the issuance of its 2001 consolidated financial statements, the Company's proposed merger with Veritas DGC, Inc. was terminated. The Company has implemented a company-wide cost reduction program and is evaluating alternatives for refinancing indebtedness maturing in 2003. Accordingly, and in order to potentially increase the Company's equity capital and to give the Board of Directors flexibility in managing the Company's capital structure, it is proposed that the Board be given the authority to increase the share capital by up to NOK 258,350,000 through one or more subscriptions of up to 51,670,000 shares, each share of nominal value NOK 5,-. In order to give the Board necessary flexibility such capital increases shall occur without the exercise of pre-emptive rights, which must be waived by the shareholders.

The existing General authorization given in the Annual General Meeting on June 19, 2001, which will expire June 19, 2003, is withdrawn and replaced by following authorization to read:

The Board of Directors is authorized under the Norwegian Public Limited Companies Act § 10-14 to increase the share capital by up to NOK 258,350,000 through one or more subscriptions of up to 51,670,000 shares, each share of nominal value NOK 5.

The Board is authorized to determine the timing of the increase in capital, the price and terms of such offerings and subscriptions, which shall occur without the exercise of pre-emptive rights which are hereby waived by the Company's shareholders when granting this authority and which shall:

(i)   be applied in connection with one or more offerings of the Company's shares in the Norwegian and/or international markets or directly to one or more investors or subscribers, whether such offerings are public or private and whether or not underwritten,

(ii)   be applied in connection with the acquisition of other companies or businesses or assets, or

(iii)   be made for such purposes which shall be decided by the Board to be in the interest of the Company.

The Board is authorized to decide the number of shares, up to an aggregate of 51,670,000 shares, which may be offered in the aggregate or in part from time to time to each separate subscriber.

The authority may be used also in the situations described in the Norwegian Stock Exchange Act § 5-15 and the Norwegian Securities Trading Act § 4-17.

The authorization is valid until September 26, 2004 and the Board is authorized to amend the Articles of Association § 3 accordingly.

In the event of any changes to the share capital or the number of shares as a consequence of, among others, share splits and recapitalization issues, the authorization is altered accordingly.

* * *

In the Company's Extraordinary General Meeting, each share has one vote. An owner with shares registered through a custodian has voting rights equivalent to the number of shares which are covered by the Custodian arrangement provided that the owner of the shares shall within two working days before the Extraordinary General Meeting provide the Company with his name and address together with a confirmation from the custodian to the effect that he is the beneficial owner of the shares held in custody.

Shareowners who wish to take part in the Extraordinary General Meeting must give notice to Nordea Bank Norge ASA, Custody Services, P.O. Box 1166 - Sentrum, 0107 OSLO, Norway not later than two working days before the Extraordinary General Meeting, i.e. September 25, 2002 by 10:00 (Norwegian time). Notice can also be given to Nordea Bank Norge ASA by fax at +47 22 48 63 49.

Oslo, September 11, 2002

_____/s/____Reidar Michaelsen_____
Reidar Michaelsen
Chairman

Enclosure: *Authorization of proxy*

In case you are not able to participate in the Extraordinary General Meeting, power of attorney may be given to Reidar Michaelsen, Chairman & CEO, or Mark G. Frantz, Director.

Reidar Michaelsen	*Mark G. Frantz*
Petroleum Geo-Services ASA	**c/o Petroleum Geo-Services ASA**
c/o Nordea Bank Norge ASA	*115 East 69th Street*
P.O. Box 1166 – Sentrum	*New York, NY 10021*
N-0107 Oslo	
NORWAY	